 F9 INVESTMENTS, LLC and
CABINETS TO GO

June 9, 2023

Nancy M. Taylor
Chairperson of the Board
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

Charles Tyson
Chief Executive Officer
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

Dear Ms. Taylor and Mr. Tyson:

On behalf of F9 Investments, LLC, together with Thomas D. Sullivan and Jason
Delves (referred to collectively as "we"), we are writing to, once again, reconfirm our interest in pursuing an acquisition by Cabinets To Go, LLC
("CTG") of LL Flooring Holdings, Inc. ("LL") for cash.

We continue to believe that our proposal represents the best means for LL shareholders to maximize the value of their shares on an expeditious and cost-effective basis. We remain committed to moving forward with our offer and working collaboratively with the Board in a friendly manner and hope LL is willing to do the same. To that end, CTG has engaged the Dentons Law Firm and the investment banking firm of Solomon Partners to assist us.

We ask that you share this letter with your Board and urge the Board to promptly engage with us.  We propose a face to face to meeting with the appropriate members of the Board and management, to occur during the week of June 19, 2023, at the Company's offices in Richmond or another location of your choosing, so that we may discuss in more detail the advantages to
LL of our proposal.  Toni Weinstein of Dentons will be reaching out to
Skadden Arps to establish a mutually convenient time and place. Please provide us with the contact information of your counsel.

As you are aware, our proposal is non-binding, and we reserve the right to both withdraw the proposal or to modify it in any way.

We look forward to meeting with you.

Best regards,

B>/s/JASON DELVES

Jason Delves
Chief Executive Officer

CC: Toni Weinstein
 Dentons

 Tom Sullivan